CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

First Rate Staffing Corporation

We consent to the inclusion in the foregoing Registration Statement on Form S-1 – Amendment No. 8, of our report dated March 31, 2014, relating to our audits of the consolidated balance sheets of First Rate Staffing Corporation (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for the years then ended. Our report dated March 31, 2014, relating to the consolidated financial statements includes an emphasis of a matter paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Anton & Chia, LLP

Newport Beach, California

April 29, 2014

4400 MacArthur Blvd. Suite 970 Newport Beach, CA 92660 Tel. 949.769.8905 Fax: 949.623.9885 info@ancsecservices.com